Exhibit 99.1

Media Release

IMV Re-Establishes its At-the-Market Facility under Renewed Base Shelf Prospectus

DARTMOUTH, Nova Scotia, & CAMBRIDGE, Mass. – August 5, 2022 -- IMV Inc. (“IMV” or the “Company”) (Nasdaq: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX® platform to treat solid and hematologic cancers, today announced that it plans to maintain its existing at-the-market facility initially announced on October 16, 2020 under its recently renewed base shelf prospectus, which is effective for a period of 25 months from July 25, 2022. IMV has entered into an equity distribution agreement (the “EDA”) dated August 4, 2022 with Piper Sandler & Co. (“Piper Sandler”) pursuant to which the Company may from time to time sell through “at-the-market” offerings (the “ATM Offering”), with Piper Sandler acting as sales agent, on the Nasdaq Capital Market (the “Nasdaq”) such number of common shares that have an aggregate offering price of up to US$50 million under the ATM Prospectus Supplement (as defined below).

The ATM Offering will be made by way of a prospectus supplement (the “ATM Prospectus Supplement”) to the Company’s Canadian final base shelf prospectus dated July 22, 2022, and the Company’s United States final base shelf prospectus which is contained in the Company’s U.S. registration statement on Form F-10 dated July 25, 2022, as amended (File No. 333-266082) (the “Registration Statement”). The Registration Statement was effective on filing with the United States Securities and Exchange Commission (the “SEC”) on July 25, 2022. The ATM Prospectus Supplement has been filed with the Nova Scotia Securities Commission, as principal regulator in Canada, and in the United States with the SEC. The common shares that may be issued by the Company through the ATM Offering have been conditionally approved for listing on the Toronto Stock Exchange (“TSX”) and the required notices related to the ATM Offering have been filed with the Nasdaq as well. In obtaining TSX listing approval, the Company has relied on the “Eligible Interlisted Issuer” exemption from TSX rules under section 602.1 of the TSX Company Manual.

Piper Sandler, at IMV’s discretion and instruction, will use its commercially reasonable efforts to sell the common shares at market prices from time to time. No offers or sales of common shares will be made in Canada or through the facilities of the TSX or any other trading market in Canada.

The Company plans to use the net proceeds from the ATM Offering for general corporate purposes, including but not limited to working capital expenditures, capital expenditures, research and development expenditures, and clinical trial expenditures.

Copies of the ATM Prospectus Supplement and the accompanying final base shelf prospectus relating to the offered common shares may be obtained for free from the offices of Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, via telephone at (800) 747-3924 or via email at prospectus@psc.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these common shares in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform, DPX®.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements about the possible sales of common shares, statements regarding how the Company intends to use the proceeds from the sale of common shares, and statements regarding the evaluation and development of MVP-S and DPX-SurMAGE, the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, such statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the Company’s ability to successfully sell common shares in the proposed offering; the Company’s expected timeline associated with its cash runway; the Company’s priorities with MVP-S and its DPX-SurMAGE, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies, and other risks detailed from time to time in the Company’s ongoing quarterly filings and its current annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Investor Relations

Irina Koffler, Managing Director, LifeSci Advisors

O: (646) 970-4681

M: (917) 734-7387

E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.

M: (514) 968 1046

E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications

M: (603) 479 5267

E: mjoanis@lifescicomms.com